GEORGIA ★ CAROLINA
Bancshares, Inc.

02031425

ANNUAL REPORT 2001

We Believe in...

Following the banking basics:

Over the years, it has become trendy to aggressively acquire other banks, to make a massive investment in web banking, or to neglect offices for a vast ATM network.

We disagree.

Profitable growth comes from a commitment to the basics of banking. It is a combination of hi-tech capability and community orientation. While we offer all the latest banking services, we focus on the details of banking:

- Never compromising our integrity
- Tailoring products to individual customers
- Promptness in addressing customer concerns
- Service with a smile – and a kind word
- Competitive pricing.

Strategic placement of new offices:

We have two beliefs regarding offices:

First, offices are a critical component to assure community commitment. We want to drive business into our offices. We believe that good office locations, combined with good service, generate superior asset and loan growth.

Second, convenience is critical to a bank office. Our expansion strategy follows this premise. Businesses and consumers will not travel more than 3-5 miles to visit an office, and we locate our offices within this radius of key demographic clusters. We are absolutely committed to convenience for our customers — it is the first step of customer service.

...Our Core Principles...

Community Leadership

Successful bankers cannot hide in their offices. They need to be out with customers, prospects and the community at large. Leadership is a proactive activity, and we make it our mission to reach out in a myriad of ways. The population must perceive a bank as an integral component of community life.

The Company is proud of its long-standing commitment to the Augusta area. We feel that this commitment to leadership is a reason that we are so successful.

Opportunistic Expansion

We believe that a strong bank should be aggressive, in the right way, in growing its assets. In the past, First Bank has had an assertive branch office building campaign, aggressive mortgage company expansion and an entrepreneurial focus that has served us well.

In the future, we see growth for our company in several areas: Continued branch office expansion, mortgage company expansion, potentially offering selected insurance products and a renewed focus on the consumer market within our footprint.



"We, at First Bank, are dedicated to recruiting the best bankers. We believe that this is the source of our competitive advantage. Not only do we recruit the best bankers, we empower them to provide a high level of quality service. We support them and count on them day to day."

– Patrick G. Blanchard

...and Our People.

The Right People

Banking is a relationship business, and at First Bank, we back up this belief with actions. We believe that the best way to get business customers is through direct solicitation. The best way to get retail customers is through superior customer service.

Both thrusts require the right people, in the right positions. It sounds trite, but we are proud of our management team, our business loan personnel, and our customer service personnel. We invest much time and energy in recruitment, training and process development to ensure that we position the right people in the right places behaving in the right way.

We have the best bankers in the market. Period.



GEORGIA ☆ CAROLINA
Bancshares, Inc.

April 15, 2002

Patrick G. Blanchard
President & CEO

Dear Shareholders, Customers and Employees:

We are extremely pleased to report that the year 2001 has served as a banner year in the five-year history of Georgia-Carolina Bancshares, Inc. Total assets grew during 2001 from $116,509,000 at December 31, 2000 to $205,865,000 as of December 31, 2001, an increase of $89,356,000 or 77%. This growth was significant but yet in keeping with our Strategic Plan for the year.

More importantly, the Company posted net income of $1,675,000 for the year ended December 31, 2000, which represents a significant increase in net income compared to the year ended December 31, 2000, which totaled $127,000.

Basic earnings per share for the year 2001 were $1.49 as compared to $ .14 for the year 2000.

The Company further posted net income of $618,000 during the fourth quarter of 2001 compared to a net income of $145,000 for the fourth quarter of 2000.

These fourth quarter earnings provided an annualized return on average assets of 1.33% and an annualized return on average equity of 19.08% for the three months ended December 31, 2001.

We were pleased to celebrate the opening of the new Medical Center Office on January 22, 2001. Based on our proposed budget and strategic plan, we believe that this office should begin posting monthly profits in the third quarter of 2002.

On October 2, 2001 we also held the Groundbreaking Ceremony for the new Fury's Ferry Office which should open early in the second quarter of 2002.

On October 19, 2001, the Company announced a 20% stock dividend on each share of its outstanding common stock. The dividend was effected in the form of a 6-for-5 stock split. The new shares were distributed on December 1, 2001 to shareholders of record as of the close of business on November 15, 2001.

First Bank Mortgage, the Bank's mortgage division, continues to enjoy significant increases in revenues in the markets that we serve. During the month of November 2001, First Bank Mortgage was the number one volume mortgage producer for both the Augusta and Columbia County markets. This achievement is additional proof that we are becoming the bank of choice for metro Augusta and that we do have the very best in our Bank team.

The Company's Board of Directors, Officers and Staff thank you for your continued support of Georgia-Carolina Bancshares, Inc. and its subsidiary, First Bank of Georgia.

We also invite you to continue to utilize the services of First Bank. This is a tangible way in which you can contribute towards the continued success of your Company.

As stated in the past, we sincerely thank you for your continued interest and support.

Sincerely,

Patrick G. Blanchard
President & Chief Executive Officer

2805 Wrightsboro Road – Augusta, Georgia 30909 – Phone (706) 736.2100 – Fax (706) 731.0731
Hill Station – Post Office Box 3449 – Augusta, Georgia 30914-3449


$20
16
12
8
4
0
7.3
7.4
10.8
11.2
13.2
1997
1998
1999
2000
2001

Capital Funds
(in millions)


$125
100
75
50
25
0
19.0
22.0
35.1
72.0
113.0
1997
1998
1999
2000
2001

Loans
(in millions)


$150
120
90
60
30
0
32.9
37.7
58.8
85.5
149.6
1997
1998
1999
2000
2001

Deposits
(in millions)


205.9
$200
160
116.5
120
80
72.7
40.6
45.6
40
0
1997
1998
1999
2000
2001

Assets
(in millions)


$1.8
1.675
1.4
1.0
0.6
.234
0.127
0.2
.048
.071
0
1997
1998
1999
2000
2001

Profits
(in millions)

Georgia-Carolina Bancshares, Inc.

Georgia-Carolina Bancshares, Inc. (the "Company"), a bank holding company chartered in the state of Georgia, owns all of the issued and outstanding common stock of First Bank of Georgia (the "Bank"), a state-chartered, FDIC-insured commercial bank. The Company was formed in January 1997, at the direction of the Board of Directors of the Bank, on its belief that a reorganization of the Bank into a holding company structure would provide a platform to strengthen the Bank's competitive position.



First Bank of Georgia

The Bank began operations in January 1989 as an independent, locally owned commercial bank conducting business in McDuffie County, Georgia. The Bank operates as a locally owned bank that targets the banking needs of individuals and small- to medium-sized businesses by emphasizing personal service. The Bank operates five offices, two in Augusta, Georgia, two in Columbia County, and one in Thomson, Georgia.

The Bank offers a full range of deposit and lending services and is a member of an electronic banking network that enables its customers to use the automated teller machines of other financial institutions. In addition, the Bank offers commercial and business credit services, as well as various consumer credit services, including home mortgage loans, automobile loans, lines of credit, home equity loans, home improvement loans and credit card accounts.

In September 1999, the Bank established a mortgage division which operates under the name First Bank Mortgage. This division originates mortgage loans and offers a variety of other mortgage products. The Bank significantly expanded First Bank Mortgage during 2000 by acquiring certain mortgage banking offices from another financial institution. These acquisitions included the hiring of executives and staff employees, the assumption of leases, the purchase of fixed assets for approximately $200,000, and the purchase of a $15 million loan portfolio. First Bank Mortgage has locations in Augusta, and recently opened a location in Jacksonville, Florida. Substantially, all of the residential mortgage loans originated by First Bank Mortgage are sold in the secondary market. First Bank Mortgage also originates and holds short-term residential development and construction loans.

Corporate Executives



Left to right: Patrick G. Blanchard, President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc. and Remer Y. Brinson III, President and Chief Executive Officer, First Bank of Georgia.

"Our Officers and Staff are highly skilled and knowledgeable bankers. Their skills and knowledge enable us to tailor our services to our customers with commitment and flexibility. This delivery of service is a huge advantage for First Bank."
– Patrick G. Blanchard

"Our customers from time to time have unique needs that only a superior community bank can fulfill. We are professional, yet open minded, in terms of how we deal with our customers. We also pay close attention to details. These are reasons why we have been so very successful." ***– Remer Y. Brinson III***

Selected Financial Highlights

The information presented below should be read in conjunction with the Company's audited financial statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in this Annual Report.

	As of or for the year ended December 31,				
	2001	2000	1999	1998	1997
	(in thousands, except per share data)				
Income Statement					
Interest income	$11,588	$7,212	$3,911	$3,305	$2,963
Interest expense	6,265	3,665	1,657	1,400	1,213
Net interest income	5,323	3,547	2,254	1,905	1,750
Net interest income after provision for loan losses	4,217	3,186	2,139	1,905	1,734
Non-interest income	9,120	2,456	372	312	257
Non-interest expense	10,794	5,469	2,428	2,162	1,619
Net income before income taxes	2,543	173	83	55	372
Income taxes	868	46	12	7	138
Net income	$1,675	$127	$71	$48	$234
Balance Sheet Data					
Total assets	$205,865	$116,509	$72,719	$45,609	$40,571
Securities available for sale	21,115	14,320	12,436	14,208	13,778
Loans, held for investment, gross	115,226	73,181	36,093	22,875	19,724
Loans, held for sale	58,736	17,610	0	0	0
Allowance for loan losses	2,187	1,194	1,000	835	752
Deposits	149,623	85,488	58,844	37,736	32,937
Other borrowings and retail agreements	38,373	18,512	2,481	0	0
Stockholders' equity	13,200	11,227	10,843	7,380	7,278
Per Share Data					
Book value	$11.71	$12.00	$11.64	$11.62	$11.45
Net income	1.49	0.14	0.08	0.08	0.37
Cash dividends	0.00	0.00	0.00	0.10	0.20

Market for the Company's Common Stock and Related Security Holder Matters

The Company's common stock began trading on the Over-The-Counter Bulletin Board under the symbol "GECR" in May 1999. Prior to this time, there was no established public market for the Company's common stock. The market for the Company's common stock must be characterized as a limited market due to its relatively low trading volume and analyst coverage. The following table sets forth for the periods indicated the quarterly high and low bid quotation per share as reported by the Over-The-Counter Bulletin Board. These quotations also reflect inter-dealer prices without retail mark-ups, mark-downs, or commissions and may not necessarily represent actual transactions. The share prices below reflect the payment of a 20% stock dividend (which was effected in the form of a 6-for-5 stock split) on December 1, 2001. As of March 22, 2002, there were approximately 634 record holders of the Company's common stock.

	High	Low
Fiscal year ended December 31, 2001		
First Quarter	$ 9.53	$ 8.59
Second Quarter	$10.83	$ 8.08
Third Quarter	$11.66	$ 9.13
Fourth Quarter	$11.66	$ 9.03
Fiscal year ended December 31, 2000		
First Quarter	$10.73	$10.00
Second Quarter	$10.00	$ 8.96
Third Quarter	$10.42	$ 7.29
Fourth Quarter	$10.42	$ 9.17

No cash dividends were paid by the Company during the years ended December 31, 2001 or 2000. On December 1, 2001, the Company paid a 20% stock dividend (which was effected in the form of a 6-for-5 stock split) to shareholders of record as of November 15, 2001. Future dividends will be determined by the Board of Directors of the Company in light of circumstances existing from time to time, including the Company's growth, financial condition and results of operations, the continued existence of the restrictions described below on the Bank's ability to pay dividends and other factors that the Board of Directors of the Company considers relevant. In addition, the Board of Directors of the Company may determine, from time to time, that it is prudent to pay special nonrecurring cash dividends in addition to or in lieu of regular cash dividends. Such special dividends will depend upon the financial performance of the Company and will take into account its capital position. No special dividend is presently contemplated.

Because the Company's principal operations are conducted through the Bank, the Company generates cash to pay dividends primarily through dividends paid to it by the Bank. Accordingly, any dividends paid by the Company will depend on the Bank's earnings, capital requirements, financial condition and other factors. Pursuant to the Georgia code, the Bank may pay dividends only when and if the Bank is not insolvent. In addition, dividends may not be declared or paid at any time when the Bank does not have combined paid-in capital and appropriated retained earnings equal to at least 20% of the Bank's capital stock. Moreover, dividends may not be paid by the Bank without the prior approval of the Georgia Banking Department, if the dividends are in excess of specified amounts fixed by the Georgia Banking Department.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of the Company and Bank and should be read in conjunction with the "Business" section and Consolidated Financial Statements included elsewhere in this Report.

The Company

Certain financial information for the Company and Bank consolidated, and solely the Bank as of and for the years ended December 31, 2001, 2000 or 1999 is presented below:

2001		2000		1999	
Total Assets	Net Income	Total Assets	Net Income	Total Assets	Net Income
(In thousands)					
$ 205,865	$ 1,675	$ 116,509	$ 127	$ 72,719	$ 71
$ 205,797	$ 1,748	$ 116,485	$ 157	$ 72,708	$ 95

During 2001, the Company funded operational costs through internally generated funds. The Company incurred approximately $116,000 in operational costs for the year ended December 31, 2001. The Company recorded an income tax benefit of $43,000, resulting in a net loss of $73,000 for 2001. The Company received revenue in the form of dividends from the Bank in 2001 in the amount of $10,000.

The Company has entered into an agreement with The Bankers Bank that provides the Company with a line of credit of up to $3 million which bears interest at the prime rate minus 50 basis points and matures in 2003. As of December 31, 2001, the outstanding balance under the line of credit was $1 million. The arrangement requires the Company and the Bank to comply with certain financial and other covenants. At December 31, 2001, the Company and the Bank were in compliance with all applicable covenants. The $1 million drawn by the Company was invested in the Bank as additional paid in capital during 2001.

The Bank

Results of Operations

2001 Compared to 2000

For the year ended December 31, 2001, the Bank experienced an increase in both total assets and net income. Total assets increased 76.7% to $205,797,000 at December 31, 2001 from $116,485,000 at December 31, 2000. Net income increased 1,013.4% to $1,748,000 from $157,000 for the year ended December 31, 2000. Average total assets were $158,586,000 for 2001 compared to $91,986,000 for 2000, an increase of $66,600,000, or 72.4%. This increase in average assets is primarily the result of an increase in loans outstanding, which increased $62,051,000, or 91.1%, from $68,102,000 for 2000 to $130,153,000 for 2001. This increase in loans is a direct result of the Bank's expansion to new market areas through the opening of an additional full service banking location during 2001 and the continued growth of the Mortgage Division. Net loans held for investment increased from $71,987,000 at December 31, 2000 to $113,039,000 at December 31, 2001, a change of $41,052,000, or 57.0%. Commercial loans increased $2,281,000, or 9.3%, from 2000. Real estate mortgage loans increased

$31,880,000, or 145.9%, from 2000, and real estate construction loans increased $2,644,000, or 15.1%, from 2000. Installment and consumer loans increased $5,188,000, or 56.1%, from 2000. These increases in each loan category are the result of the Bank's continuing efforts to obtain these types of lending opportunities, and the opening of an additional office location of the Bank. Loans held for sale by the Bank increased from $17,610,000 in 2000 to $58,736,000 in 2001.

The allowance for loan losses was $2,187,000 at December 31, 2001 and was $1,194,000 at December 31, 2000. This represents an increase of $993,000 or 83.2%. The increase in the allowance is based on management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's loan portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.26% at December 31, 2001 compared to 1.32% at December 31, 2000. Substantially all loans held for sale originated by the Bank consist of well-secured single family residence mortgage loans which are originated with a sales commitment and sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk. The Bank's ratio of allowance for loan losses to gross loans, excluding loans held for sale, was 1.90% at December 31, 2001, compared to 1.63% at December 31, 2000.

The asset growth of the Bank during 2001 was funded through deposit account growth resulting from the Bank's expansion to new market areas, short-term borrowings from correspondent banks, and from a line-of-credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2001 were $149,623,000, an increase of $64,135,000, or 75.0%, from $85,488,000 at December 31, 2000. Total other borrowings by the Bank were $38,374,000 at December 31, 2001, an increase of $18,580,000, or 93.9%, from the balance of $19,794,000 at December 31, 2000.

The Bank's loan to deposit ratio was 116.3% at December 31, 2001 and 106.2% at December 31, 2000.

Interest income was $11,588,000 for the year ended 2001, compared to $7,212,000 for 2000. This represents an increase of $4,376,000, or 60.7%. This increase was primarily attributable to an increase in interest income from loans of $5,653,000 in 2001. The volume increase was a result of the Bank's increase in loans due to the expansion of the Bank's market area through the opening of an additional location, loan growth in existing locations, and continued growth of the Bank's Mortgage Division. Growth in the Bank's Mortgage Division was also due to a declining interest rate environment for residential mortgage loans resulting in a greater number of refinancing transactions. Interest expense increased $2,600,000, or 70.9%, from $3,665,000 for 2000 to $6,265,000 for 2001. This increase resulted primarily from the effects of increases in all types of deposit accounts, and in funds purchased. In addition, the increase in volume was partially offset by a decrease in rates paid for time deposits. The increase in deposit accounts was a result of the expansion of the Bank's market area through the opening of an additional location and growth in existing locations. The Bank focuses on obtaining growth in deposit accounts to effectively fund the Bank's loan growth. The increase in funds purchased by the Bank reflects this growth in the Bank's loan portfolio. Non-interest bearing deposits increased $5,704,000 from 2000 to 2001. Net interest income for the year ended December 31, 2001 was $5,323,000, representing an increase of $1,776,000, or 50.0%, from $3,547,000 for the year ended December 31, 2000.

Noninterest income increased from $2,456,000 in 2000 to $9,120,000 in 2001, an increase of $6,664,000 or 271.3%. This increase is primarily due to the increase in the gain on sale of mortgage loans for 2001. This increase is a direct result of the Bank's continued development and expansion of the Mortgage Division during 2001, and increased loan fees from refinancing transactions.

Noninterest expense increased from $5,428,000 in 2000 to $10,678,000 in 2001, an increase of $5,250,000 or 96.7%. The increase primarily resulted from increased personnel and occupancy costs resulting from the opening of an additional banking location and the significant expansion of the Mortgage Division in 2001.

Net income increased $1,591,000 or 1,013.4% from $157,000 in 2000 to $1,748,000 in 2001 as a result of each of the above matters.

2000 Compared to 1999

For the year ended December 31, 2000, the Bank experienced an increase in both total assets and net income. Total assets increased 60.2% to $116,485,000 at December 31, 2000 from $72,708,000 at December 31, 1999. Net income increased 65.3% to $157,000 from $95,000 for the year ended December 31, 2000. Average total assets were $91,986,000 for 2000 compared to $54,770,000 for 1999, an increase of $37,209,000 or 67.9%. This increase in average assets is primarily the result of an increase in loans outstanding which increased $37,500,000, or 122.5%, from $30,602,000 for 1999 to $68,102,000 for 2000. This increase in loans is a direct result of the Bank's expansion to new market areas through the opening of two new full service banking locations during 1999. Fiscal 2000 was the first full year of operations for these two new locations. The increase in loans also resulted from the Bank's significant expansion of the Mortgage Division during 2000. Net loans held for investment increased from $35,093,000 at December 31, 1999 to $71,987,000 at December 31, 2000, a change of $36,894,000, or 105.1%. Commercial loans increased $14,114,000, or 134.8%, from 1999. Real estate mortgage loans increased $5,817,000, or 36.3%, from 1999, and real estate construction loans increased $12,190,000, or 223.3%, from 1999. Installment and consumer loans increased $5,088,000, or 122.3%, from 1999. These increases in each loan category are the result of the Bank's continuing efforts to obtain these types of lending opportunities, and the opening of additional office locations of the Bank. Loans held for sale by the Bank increased from $0 in 1999 to $17,610,000 in 2000. The increase is a direct result of the Bank's development of and expansion of the Mortgage Division.

The allowance for loan losses was $1,194,000 at December 31, 2000 compared to $1,000,000 at December 31, 1999. This represents an increase of $194,000 or 19.4%. The increase in the allowance is based on management's rating and assessment of the loan portfolio and the credit risk inherent in the portfolio, and reflects the growth in the Bank's portfolio. The Bank's ratio of allowance for loan losses to gross loans was 1.32% at December 31, 2000 compared to 2.77% at December 31, 1999. Substantially all loans held for sale originated by the Bank consist of well-secured single family residence mortgage loans which are originated with a sales commitment and sold in the secondary market shortly after origination, thus greatly reducing the Bank's credit risk.

The asset growth of the Bank during 2000 was funded through deposit account growth resulting from the Bank's expansion to new market areas, through short-term borrowings from correspondent banks, and from a line-of-credit established with the Federal Home Loan Bank. Total deposit accounts at December 31, 2000 were $85,488,000, an increase of $26,644,000, or 45.3%, from $58,844,000 at December 31, 1999. Total other borrowings by the Bank were $19,794,000 at December 31, 2000, an increase of $16,762,000, or 552.8%, from the balance of $3,032,000 at December 31, 1999.

The Bank's loan to deposit ratio was 106.2% at December 31, 2000 and 58.9% at December 31, 1999.

Interest income was $7,212,000 for the year ended 2000, compared to $3,911,000 for 1999. This represents an increase of $3,301,000, or 84.4%. This increase was primarily attributable to a net volume increase in interest income from loans of $3,445,000 in 2000. The volume increase was a result of the

Bank's increases in loans due to the expansion of the Bank's market area and the opening of additional locations and due to the development and expansion of the Bank's Mortgage Division. Interest expense increased $2,008,000, or 121.2%, from $1,657,000 for 1999 to $3,665,000 for 2000. This increase resulted primarily from the effects of volume increases in all types of deposit accounts, and in funds purchased. In addition, a rate increase for time deposits also increased the Bank's interest cost. The increase in deposit accounts was a result of the expansion of the Bank's market areas and the opening of additional locations. The Bank focuses on obtaining growth in deposit accounts to effectively fund the Bank's loan growth. The increase in funds purchased by the Bank reflects this growth in the Bank's loan portfolio. Non-interest bearing deposits increased $10,534,000 from 1999 to 2000. Net interest income for the year ended December 31, 2000 was $3,547,000, representing an increase of $1,293,000, or 57%, from $2,254,000 for the year ended December 31, 1999.

Noninterest income increased from $372,000 in 1999 to $2,456,000 in 2000, an increase of $2,084,000 or 560.2%. This increase is primarily due to the increase in the gain on sale of mortgage loans for 2000. This increase is a direct result of the Bank's development and expansion of the Mortgage Division during 2000.

Noninterest expense increased from $2,400,000 in 1999 to $5,428,000 in 2000, an increase of $3,028,000 or 126.2%. The increase primarily resulted from increased personnel and occupancy costs resulting from the year 2000 being the first full year of operations for the Bank's two Augusta area locations and the significant expansion of the Mortgage Division in 2000.

Net income increased $62,000 or 65.3% from $95,000 in 1999 to $157,000 in 2000 as a result of each of the above matters.

Liquidity and Interest Rate Sensitivity

Deposit levels and the associated timing and quantity of funds flowing into and out of a bank inherently involve a degree of uncertainty. In order to insure that a bank is capable of meeting depositors' demands for funds, the Bank must maintain adequate liquidity. Liquid assets consisting primarily of cash and deposits due from other banks, federal funds sold and investment securities maturing within one year provide the source of such funds. Insufficient liquidity may force a bank to engage in emergency measures to secure necessary funding. Because such measures may be quite costly, earnings will also suffer if excess liquidity is maintained. The Bank monitors its liquidity on a monthly basis and seeks to maintain it at an optimal level.

As of December 31, 2001, the Bank's liquidity ratio was 22.8% as compared to 31.5% at December 31, 2000. In addition to the liquid assets described above, the Bank has a reserve funding source in the form of federal funds lines of credit with The Bankers Bank and SunTrust Bank. Management is not aware of any demands, commitments or uncertainties which could materially affect the Bank's liquidity position. However, should an unforeseen demand for funds arise, the Bank held readily marketable investment securities on December 31, 2001 with a market value of $21.1 million in its available-for-sale portfolio which would provide an additional source of liquidity.

Gap management is a conservative asset/liability strategy designed to maximize earnings over a complete interest rate cycle while reducing or minimizing the Bank's exposure to interest rate risk. Various assets and liabilities are termed to be "rate sensitive" when the interest rate can be replaced. By definition, the "gap" is the difference between rate sensitive assets and rate sensitive liabilities in a given time horizon. At December 31, 2001, the Bank was slightly asset sensitive through three months, and liability sensitive through one year.

The following is an analysis of rate sensitive assets and liabilities as of December 31, 2001 (dollar amounts in thousands):

	0- 3 mos.	3 – 12 mos.	1 – 5 years	5 years or more	Total
Taxable securities	$ -	$ 518	$ 8,338	$ 2,259	$ 21,115
Tax-exempt securities	-	-	-	-	-
Federal funds sold	402	-	-	-	402
Loans	103,581	7,445	54,155	8,781	173,962
Total rate sensitive assets	103,983	7,963	62,493	21,040	195,479
NOW and money market deposits	24,244	-	-	-	24,244
Savings deposits	11,586	-	-	-	11,586
Time deposits	29,250	52,347	9,884	339	91,820
Total rate sensitive deposits	65,080	52,347	9,884	339	127,650
Borrowed funds	38,343	-	30	-	38,373
Total rate sensitive liabilities	103,423	52,347	9,914	339	166,023
Excess of rate sensitive assets less rate sensitive liabilities	530	(44,384)	52,579	20,701	29,426
Cumulative ratio of rate sensitive assets to liabilities	101%	72%	105%	118%	-
Cumulative gap	530	(43,854)	8,725	29,426	-

Capital Resources

The equity capital of the Company totaled $13,200,000 at December 31, 2001. The Company was formed in 1997 as a holding company of the subsidiary bank. In effecting the transaction of establishing the holding company, the Company acquired 100% of the issued and outstanding shares of stock of the Bank and in exchange issued each stockholder a pro rata number of shares of stock of the Company so each stockholder's ownership of the Company was consistent with the previous ownership of the Bank. The transaction was accounted for in accordance with generally accepted accounting principles in a manner similar to a pooling of interests in which all prior periods presented in the Company's consolidated financial statements have been restated to give effect to the transaction as if it occurred at the beginning of the earliest period presented.

The equity capital of the Bank totaled $14,124,000 at December 31, 2001, an increase of $2,997,000 or 27% from equity capital of $11,127,000 at December 31, 2000. The increase in equity capital was attributable to the Bank's net income of approximately $1.75 million, a increase of $250,000 in the Bank's comprehensive income on available-for-sale securities, which under Statement of Financial Accounting Standard No. 115, is recognized in the available-for-sale portion of the bond portfolio by making adjustments to the equity capital account, and $1 million in additional capital infused from the Company.

Management believes that the Bank's capitalization is adequate to sustain growth experienced in 2001. The following table sets forth the capital ratios for the Company and the Bank as of December 31, 2001:

	December 31, 2001	Minimum Regulatory Requirement
Bank		
Tier 1 Capital ratio	9.06%	4.0%
Total risk-based capital ratio	10.32%	8.0%
Leverage ratio	7.54%	4.0%
Company – Consolidated		
Tier 1 Capital ratio	8.47%	4.0%
Total risk-based capital ratio	9.72%	8.0%
Leverage ratio	7.04%	4.0%

The above ratios indicate that the capital positions of the Company and the Bank are sound and that the Company is well positioned for future growth.

There are no commitments of capital resources known to management which would have a material impact on the Bank's capital position.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

Certain statements in this Annual Report contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which statements generally can be identified by the use of forward-looking terminology, such as "may," "will," "expect," "estimate," "anticipate," "believe," "target," "plan," "project," or "continue" or the negatives thereof or other variations thereon or similar terminology, and are made on the basis of management's plans and current analyses of the Company, its business and the industry as a whole. These forward-looking statements are subject to risks and uncertainties, including, but not limited to, economic conditions, competition, interest rate sensitivity and exposure to regulatory and legislative changes. The above factors, in some cases, have affected, and in the future could affect, the Company's financial performance and could cause actual results for fiscal 2002 and beyond to differ materially from those expressed or implied in such forward-looking statements. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

Index to Financial Statements

CHERRY BEKAERT & HOLLAND
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Report of Independent Certified Public Accountants

The Board of Directors
GEORGIA-CAROLINA BANCSHARES, INC.
Augusta, Georgia

We have audited the accompanying consolidated statements of financial condition of GEORGIA-CAROLINA BANCSHARES, INC. as of December 31, 2001 and 2000, and the related consolidated statements of income, comprehensive income (loss), shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Georgia-Carolina Bancshares, Inc. as of December 31, 2001 and 2000, and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Cherry, Bekaert & Holland, L.L.P.

Augusta, Georgia
January 31, 2002

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Financial Condition
December 31, 2001 and 2000
(dollars in thousands, except per share amounts)

Assets

	2001		2000	
Cash and due from banks	$	3,316	$	5,522
Federal funds sold		402		-
Securities available-for-sale		21,115		14,320
Loans, net of allowance for loan losses		113,039		71,987
Loans held for sale		58,736		17,610
Bank premises and fixed assets		6,991		5,549
Accrued interest receivable		1,092		596
Foreclosed real estate, net of allowance		383		483
Deferred tax asset, net		401		202
Other assets		390		240
Total assets	$	205,865	$	116,509

Liabilities and Shareholders' Equity

	2001		2000	
Deposits:				
Non-interest bearing	$	21,973	$	16,269
Interest-bearing:				
NOW accounts		11,426		10,342
Savings		11,586		5,045
Money market accounts		12,818		9,223
Time deposits of $100,000, and over		42,848		10,696
Other time deposits		48,972		33,913
Total deposits		149,623		85,488
Other liabilities, borrowings and retail agreements		43,042		19,794
Total liabilities		192,665		105,282
Commitments and contingent liabilities				
Shareholders' equity				
Preferred stock, par value $.001; 1,000,000 shares authorized; none issued		-		-
Common stock, par value $.001; 9,000,000 shares authorized; 1,127,214 and 935,750 shares issued and outstanding		1		1
Additional paid-in capital		10,267		10,228
Retained earnings		2,766		1,091
Accumulated other comprehensive income (loss)		166		(93)
Total shareholders' equity		13,200		11,227
Total liabilities and shareholders' equity	$	205,865	$	116,509

The accompanying notes are an integral part of these financial statements.

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Income
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands, except per share amounts)

	2001	2000	1999
Interest income			
Interest and fees on loans	$ 10,464	$ 6,203	$ 2,818
Interest on taxable securities	1,106	817	772
Interest on nontaxable securities	-	25	37
Interest on Federal funds sold	18	167	284
Total interest income	11,588	7,212	3,911
Interest expense			
Interest on time deposits of $100,000 or more	1,783	596	282
Interest on other deposits	3,496	2,466	1,369
Interest on funds purchased and other borrowings	986	603	6
Total interest expense	6,265	3,665	1,657
Net interest income	5,323	3,547	2,254
Provision for loan losses	1,106	361	115
Net interest income after provision for loan losses	4,217	3,186	2,139
Noninterest income			
Service charges on deposits	480	330	303
Gain on sale of mortgage loans, and other income	8,640	2,126	69
	9,120	2,456	372
Noninterest expense			
Salaries and employee benefits	7,246	3,404	1,238
Occupancy expenses	926	595	304
Other expenses	2,622	1,470	886
	10,794	5,469	2,428
Income before income taxes	2,543	173	83
Income tax expense	868	46	12
Net income	$ 1,675	$ 127	$ 71
Earnings per share:			
Basic	$ 1.49	$ .14	$ .08
Diluted	$ 1.40	$ .13	$ .08

The accompanying notes are an integral part of these financial statements.

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Comprehensive Income (Loss)
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands, except per share amounts)

	2001	2000	1999
Net income	$ 1,675	$ 127	$ 71
Unrealized holding gains (losses) arising during period less reclassification adjustment for gains and losses included in net income, net of tax	259	217	(442)
Comprehensive income (loss)	$ 1,934	$ 344	$ (371)

The accompanying notes are an integral part of these financial statements.

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Shareholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands, except per share amounts)

	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholders' Equity
Balance, December 31, 1998	635,380	$ 1	$ 6,354	$ 893	$ 132	$ 7,380
Net income	-	-	-	71	-	71
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	(442)	(442)
Proceeds from issuance of 296,370 shares of common stock, net of offering costs	296,370	-	3,834	-	-	3,834
Balance, December 31, 1999	931,750	1	10,188	964	(310)	10,843
Net income	-	-	-	127	-	127
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	217	217
Proceeds from exercise of stock options	4,000	-	40	-	-	40
Balance, December 31, 2000	935,750	1	10,228	1,091	(93)	11,227
Net income	-	-	-	1,675	-	1,675
Change in unrealized gain (loss) on securities available-for-sale, net of deferred taxes	-	-	-	-	259	259
Stock split effected in the form of a stock dividend	187,387	-	-	-	-	
Issuance of stock for compensation	4,077	-	39	-	-	39
Balance, December 31, 2001	1,127,214	$ 1	$ 10,267	$ 2,766	$ 166	$ 13,200

The accompanying notes are an integral part of these financial statements.

GEORGIA-CAROLINA BANCSHARES, INC.
Consolidated Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(dollars in thousands, except per share amounts)

	2001	2000	1999
Cash flows from operating activities			
Net income	$ 1,675	$ 127	$ 71
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	388	278	174
Provision for loan losses	1,106	361	115
Stock compensation	39	-	-
Deferred income tax	(332)	40	7
Other gains and losses, net	-	-	(10)
Decrease (increase) in accrued interest receivable	(496)	(188)	(29)
(Decrease) increase in accrued interest payable	1,151	652	114
Net change in other assets and liabilities	1,287	(60)	111
Net cash provided by operating activities	4,818	1,210	553
Cash flows from investing activities			
(Increase) decrease in Federal funds sold	(402)	17,010	(12,270)
Loan originations and collections, net	(83,295)	(55,348)	(13,168)
Purchases of available-for-sale securities	(16,540)	(2,746)	(5)
Proceeds from maturities, sales, and calls of available-for-sale securities	10,137	1,191	1,107
Proceeds from sale of foreclosed real estate	100	-	263
Additions to premises and equipment	(1,819)	(1,781)	(1,763)
Net cash used in investing activities	(91,819)	(41,674)	(25,836)
Cash flows from financing activities			
Net increase in deposits and funds purchased	84,795	42,675	23,590
Proceeds from issuance of common stock, net of offering costs	-	-	3,834
Proceeds from stock options exercised	-	40	-
Net cash provided by financing activities	84,795	42,715	27,424
Net increase (decrease) in cash and due from banks	(2,206)	2,251	2,141
Cash and due from banks at beginning of year	5,522	3,271	1,130
Cash and due from banks at end of year	$ 3,316	$ 5,522	$ 3,271

The accompanying notes are an integral part of these financial statements.

Note 1 – Nature of business and significant accounting policies

Nature of business

Georgia-Carolina Bancshares, Inc. (the "Company") is a one-bank holding company. Substantially all of its business is conducted by its wholly-owned subsidiary First Bank of Georgia (the "Bank"). The Bank has locations in Thomson and Augusta, Georgia. Most of the Bank's loans and loan commitments have been granted to customers in the Columbia, Richmond, and McDuffie County, Georgia areas. Many of the Bank's loan customers are also depositors of the Bank. During 2000, the Bank established a mortgage division that operates as First Bank Mortgage. This division currently has locations in Augusta, Georgia and Jacksonville, Florida. The division originates residential real estate mortgage loans and provides financing to residential construction and development companies. Substantially all residential mortgage loans originated by the division are sold in the secondary market.

The Bank is subject to the regulations of Federal and state banking agencies and is periodically examined by them.

At the end of 1998, the Company filed with the Securities and Exchange Commission (SEC) for the registration and sale of 740,741 shares of the Company's common stock. The registration was declared effective by the SEC early in 1999, at which time the Company completed an "any and all" best efforts public offering issuing 296,370 shares of common stock. Gross proceeds from the offering were $4,000,995, with $167,866 of issuance costs charged against these proceeds.

Significant accounting policies

Basis of presentation - The consolidated financial statements include the accounts of the Company and its subsidiary Bank. Significant inter-company transactions and accounts are eliminated in consolidation. The accounting and reporting policies of the Bank conform to accounting principles generally accepted in the United States of America and general practices within the banking industry.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and due from banks - For purposes of reporting cash flows, cash and due from banks includes cash on hand and amounts due from banks (including cash items in process of clearing). The Bank maintains due from accounts with banks primarily located in Georgia. Balances generally exceed insured amounts.

Note 1 – Nature of business and significant accounting policies (Continued)

Investment securities - The Bank's investments in securities are classified and accounted for as follows:

Securities available-for-sale - Securities classified as available-for-sale are identified when acquired as being available-for-sale to meet liquidity needs or other purposes. They are carried at fair value with unrealized gains and losses, net of taxes, reported in other comprehensive income.

Securities held-to-maturity - Securities classified as held-to-maturity are those debt securities the Bank has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over their contractual lives.

The Bank has not classified any securities as trading.

Gains and losses on the sale of securities are determined using the specific-identification method.

Loans and allowance for loan losses - Loans are stated at principal amounts outstanding less unearned income and the allowance for loan losses. Interest income on loans is credited to income based on the principal amount outstanding at the respective rate of interest, except for unearned interest on discounted loans which is recognized as income over the term of the loan using a method that approximates a level yield.

Loans originated and intended for sale in the secondary market are stated at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. As the mortgage loans originated are individually pre-approved by the secondary market investors, the Bank is subject to minimal interest rate and credit risk on these loans as the Bank only holds the loans temporarily as funding is completed.

Accrual of interest income is discontinued when a loan becomes 90 days past due as to principal and interest or when, in management's judgment, the interest will not be collectible in the normal course of business. Accrual of interest on such loans is resumed when, in management's judgment, the collection of interest and principal becomes probable. When a loan is placed on non-accrual status, all interest previously accrued but not collected is reversed against current interest income. Interest income is subsequently recognized only to the extent cash payments are received.

The accrual of interest on impaired loans is discontinued when, in management's judgment, the borrower may be unable to meet payments as due. Management applies this criteria to all loans identified for evaluation except for smaller-balance homogeneous residential mortgage and consumer installment loans that are collectively evaluated for impairment. A loan is impaired when, based on current information and events, it is probable that the Bank will be unable to collect all amounts due according to the contractual terms of the loan agreement. Management of the Bank evaluates the borrower's ability to pay, the value of any collateral, and other factors in determining when a loan is impaired. Management does not consider a loan to be impaired during a period of delay in payment if it is expected that the Bank will collect all amounts due including interest accrued at the contractual interest rate for the period of the delay.

Note 1 – Nature of business and significant accounting policies (Continued)

Interest payments on impaired loans are applied to the remaining principal balance until the balance is fully recovered. Once principal is recovered, cash payments received are recorded as recoveries to the extent of any principal previously charged-off, and then as interest income.

Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield over the life of the loan. Loan origination fees and direct loan origination costs on loans held for sale are deferred and recognized at the time the loan is sold.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loans, including impaired loans, are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. The allowance is an amount that management believes will be adequate to absorb estimated losses on existing loans that may become uncollectible, based on evaluation of the collectibility of certain specific loans and prior loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem loans and current economic conditions that may affect the borrower's ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Foreclosed real estate - Foreclosed real estate represents properties acquired through foreclosure or other proceedings. The property is held for sale and is recorded at the lower of the recorded amount of the loan or fair value of the property less estimated costs of disposal. Any write-down to fair value at the time of foreclosure is charged to the allowance for loan losses. Property is evaluated regularly to ensure the carrying amount is supported by its current fair value. Foreclosed real estate is reported net of allowance for losses in the consolidated financial statements.

Bank premises and equipment - Premises and equipment are stated at cost less accumulated depreciation, computed by straight-line and declining balance methods over the estimated useful lives of the assets.

Income taxes - Provisions for income taxes are based on amounts reported in the statements of income after exclusion of nontaxable income, such as interest on state and municipal securities, and include deferred taxes on temporary differences in the recognition of income and expense for tax and financial statement purposes. Deferred taxes are computed on the liability method. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Earnings per share - Earnings per share are calculated on the basis of the weighted average number of shares outstanding in accordance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share". This Statement establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. The Company's outstanding stock options are the primary cause of the Company's diluted earnings per share.

Fair value of financial instruments - The following methods and assumptions are used by the Bank in estimating fair values of financial instruments. In cases where quoted market prices of financial instruments are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Note 1 – Nature of business and significant accounting policies (Continued)

In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented are not intended to and do not represent the underlying value of the Bank.

Cash and due from banks, Federal funds sold and interest-bearing deposits in banks - Due to the short-term nature of these instruments, their estimated fair values approximate their carrying amounts.

Available-for-sale and held-to-maturity securities - Estimated fair values are based on quoted market prices when available. Where quoted market prices are not available, quoted market prices of comparable instruments or discounted cash flow methods are used to estimate fair value.

Loans - Fair values for loans are estimated by discounted cash flows using interest rates currently being offered by the Bank for loans with similar terms and similar credit quality.

Deposit liabilities, other borrowings and retail agreements - Due to the short-term nature of demand and savings accounts and retail agreements, the estimated fair value of these instruments approximates their carrying amounts. In addition, due to the short-term nature of borrowings from other institutions, the estimated fair value of these instruments approximates their carrying amounts. Fair values for certificates of deposit are estimated by discounted cash flows using interest rates currently being offered by the Bank on certificates.

Commitments to extend credit and standby letters of credit are not recorded until such commitments are funded. The values of these commitments are the fees charged to enter into such agreements. These commitments do not represent a significant value to the Bank until such commitments are funded. The Bank has determined that such instruments do not have a distinguishable fair value and no fair value has been assigned to these instruments.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income, although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the statement of financial condition. Such items, along with net income, are components of comprehensive income.

New accounting pronouncements - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which established accounting and reporting standards for derivative instruments and hedging activities. This Statement and subsequent amendments to the Statement were adopted by the Company for the year ended December 31, 2001. The adoption of this Statement did not have a significant impact on the Company's financial reporting or operations.

Note 2 – Investment securities

The amortized cost and fair values of securities owned as of December 31, are shown below:

	2001			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Available-for-sale securities:				
U.S. Government and agency securities	$ 8,239	$ 146	$ (9)	$ 8,376
Mortgage-backed securities	8,961	82	(29)	9,014
Corporate obligations	2,057	62	-	2,119
Federal Home Loan Bank stock	1,606	-	-	1,606
	$ 20,863	$ 290	$ (38)	$ 21,115

	2000			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
		(In thousands)		
Available-for-sale securities:				
U.S. Government and agency securities	$ 11,285	$ -	$ (135)	$ 11,150
Mortgage-backed securities	2,621	-	(5)	2,616
Federal Home Loan Bank stock	554	-	-	554
	$ 14,460	$ -	$ (140)	$ 14,320

The amortized cost and fair value of securities as of December 31, 2001, by contractual maturity, are as follows. Actual maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or prepaid without penalty, therefore these securities are not included in the maturity categories in the following maturity summary.

Note 2 – Investment securities (Continued)

	Securities Available-for-Sale	
	Amortized Cost	Fair Value
	(In thousands)	
One year or less	$ 500	$ 518
After one year through five years	4,976	5,075
After five years through ten years	4,820	4,902
After ten years	1,606	1,606
Mortgage backed securities	8,961	9,014
	$ 20,863	$ 21,115

Securities with a carrying amount of approximately $15.9 million and $3.9 million at December 31, 2001 and 2000, respectively, were pledged to secure public deposits and for other purposes.

There were no material net realized gains (losses) on sales of securities during 2001, 2000, or 1999.

Note 3 – Loans

The composition of loans is summarized as follows:

	December 31,	
	2001	2000
	(In thousands)	
Commercial and industrial	$ 26,863	$ 24,582
Real estate - construction	20,312	17,648
Real estate - mortgage	53,730	21,850
Consumer	14,435	9,247
	115,340	73,327
Unearned income	(114)	(146)
	115,226	73,181
Allowance for loan losses	(2,187)	(1,194)
Loans, net	$ 113,039	$ 71,987

Note 3 – Loans (Continued)

Changes in the allowance for loan losses were as follows:

	December 31, 2001	December 31, 2000	December 31, 1999
	(In thousands)		
Balance, beginning of year	$ 1,194	$ 1,000	$ 835
Provision charged to operations	1,106	361	115
Recoveries	11	53	71
Loans charged off	(124)	(220)	(21)
Balance, end of year	$ 2,187	$ 1,194	$ 1,000

Loans for which the accrual of interest had been discontinued or reduced amounted to approximately $302,000 and $161,000 at December 31, 2001 and 2000, respectively. There was no significant reduction in interest income associated with non-accrual and renegotiated loans. There were no loans identified as impaired under SFAS 114 at December 31, 2001 or 2000.

At December 31, 2001, executive officers and directors, and companies in which they have a beneficial ownership, were indebted to the Bank in the aggregate amount of $490,000. The interest rates on these loans were substantially the same as rates prevailing at the time of the transactions, and repayment terms are customary for the type of loan involved. Following is a summary of transactions for 2001 and 2000:

	December 31, 2001	December 31, 2000
	(In thousands)	
Balance, beginning of year	$ 759	$ 681
Advances	152	137
Repayments	421	59
Balance, end of year	$ 490	$ 759

Note 4 – Foreclosed real estate

A summary of foreclosed real estate is as follows:

	December 31, 2001	December 31, 2000	December 31, 1999
	(In thousands)		
Carrying amount of property	$ 383	$ 483	$ -
Less: valuation allowance	-	-	-
	$ 383	$ 483	$ -

The provision charged to income, net of recoveries and charge offs, amounted to approximately $0 for years ended December 31, 2001 and 2000, and approximately $13,000 for the year ended December 31, 1999.

Note 5 – Bank premises and equipment

Bank premises and equipment consists of the following:

	December 31, 2001	December 31, 2000
	(In thousands)	
Land	$ 2,898	$ 2,214
Building and improvements	3,241	2,555
Equipment, furniture & fixtures	2,333	1,905
Construction in progress	361	409
Total cost	8,833	7,083
Less accumulated depreciation	(1,842)	(1,534)
Premises and equipment, net	$ 6,991	$ 5,549

Note 6 – Deposits

At December 31, 2001, the scheduled maturities of time deposit liabilities were as follows:

	(In thousands)
2002	81,623
2003	9,319
2004	564
2005	139
2006 and thereafter	175
	$ 91,820

To manage the Bank's funding capabilities the Bank may also enter into retail deposit agreements with customers and may obtain short-term funding from other institutions. Retail deposit agreements with customers are generally secured by investment securities owned by the Bank. Retail agreements are established at prevailing market rates. Short-term funding from other institutions is generally overnight funding at current market rates.

Note 7 – Line of Credit

In addition to funding sources obtained by the Bank, the Company has obtained a line of credit arrangement. The arrangement provides the ability to draw $3 million at current market rates and matures in 2003. The balance drawn by the Company at December 31, 2001 was $1 million. The arrangement provides for the Company to comply with certain financial and other covenants. At December 31, 2001 the Company and Bank were in compliance with all defined covenants.

Note 8 – Employee benefit plan

The Bank has a 401(k) salary-deferred plan covering substantially all employees. At the discretion of the Bank's Board of Directors, the Bank may match a percentage of the annual amounts deferred by employees. Matching amounts are funded by the Bank as accrued. Total deferred and matching amounts are limited to amounts that can be deducted for Federal income tax purposes. The Bank's matching contributions were approximately $58,000, $15,000 and $15,000, respectively, for each of the years in the three year period ended December 31, 2001.

Note 9 – Shareholders' equity and regulatory requirements

The primary source of funds available to the Company is the payment of dividends by the subsidiary Bank. Banking regulations limit the amount of dividends that may be paid by the Bank without prior approval of regulatory agencies.

The Bank is subject to various regulatory capital requirements administered by state and Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes that as of December 31, 2001, the Bank met all capital adequacy requirements to which it is subject.

As of December 31, 2001, the most recent notification from the regulatory agencies categorized the Bank as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table.

	Actual		Required For Capital Adequacy Purposes		Required to be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except percentages)					
As of December 31, 2001						
Total capital (to Risk Weighted Assets)						
Bank	$ 15,886	10.32%	$ 12,318	8.0%	$ 15,398	10.0%
Consolidated	$ 14,962	9.72%	$ 12,318	8.0%	$ -	-
Tier 1 capital (to Risk Weighted Assets)						
Bank	$ 13,958	9.06%	$ 6,159	4.0%	$ 9,239	6.0%
Consolidated	$ 13,034	8.47%	$ 6,159	4.0%	$ -	-
Tier 1 capital (to Risk Average Assets)						
Bank	$ 13,958	7.54%	$ 7,409	4.0%	$ 9,260	5.0%
Consolidated	$ 13,034	7.04%	$ 7,409	4.0%	$ -	-

Note 9 – Shareholders' equity and regulatory requirements (Continued)

	Actual		Required For Capital Adequacy Purposes		Required to be Well-Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(In thousands, except percentages)					
As of December 31, 2000						
Total capital (to Risk Weighted Assets)						
Bank	$ 12,325	13.95%	$ 7,069	8.0%	$ 8,836	10.0%
Tier 1 capital (to Risk Weighted Assets)						
Bank	$ 11,219	10.51%	$ 4,270	4.0%	$ 5,338	6.0%
Tier 1 capital (to Average Assets)						
Bank	$ 11,219	12.70%	$ 3,534	4.0%	$ 5,301	5.0%

At December 31, 2000, the capital ratios for the Company and Bank consolidated were materially consistent with those presented above.

In 2001 the Company paid a six-for-five split of the common stock in the form of a 20% stock dividend. As a result, approximately $187 ($0.001 par for each share issued pursuant to the split) was transferred from retained earnings to the common stock. Cash was paid in lieu of fractional shares.

During 1997 the Company adopted the 1997 Stock Option Plan (the "Plan") for eligible directors, officers and key employees of the Company and subsidiary bank. Options are granted to purchase common shares at prices not less than the fair market value of the stock at the date of grant as established by the Board of Directors. The maximum number of shares which may be reserved and made available-for-sale under the Plan is 120,000 shares, as adjusted for the Company's six-for-five split of the common stock.

The Plan provides for the grant of both incentive and nonqualified stock options on the Company's common stock. The Stock Option Committee of the Board of Directors of the Company establishes to whom options shall be granted and determines exercise prices, vesting requirements and the number of shares covered by each option, subject to the approval of the Company's Board of Directors.

As permitted by Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the Company has elected to account for the Plan in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees".

Presentation of pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for the Plan under the fair value method of that Statement. The fair value for these options was estimated, for each of the years presented, at the date of grant using an option pricing model which included the following assumptions:

Dividend yield	1.0%
Volatility	10.0%
Risk-free rate	6.5%

In addition, the model assumed that each option was exercised during the first year of vesting.

Note 9 – Shareholders' equity and regulatory requirements (Continued)

For purposes of pro forma disclosures, the estimated fair value of options is amortized to expense over the option's vesting period. The Company's pro forma information follows (in thousands except for earnings per share information):

	2001	2000	1999
Pro forma net income	$ 1,557	$ 119	$ 67
Pro forma basic earnings per share	$ 1.39	$ 0.13	$ 0.08

Option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the model does not necessarily provide a reliable single measure of the fair value of options.

Vesting requirements are determined by the Board of Directors at the time options are granted, and generally provide for vesting over a five-year period. The Plan provides that vesting periods may not exceed ten years.

A summary of the Company's stock option activity, and related information, for the years ended December 31, 2001, 2000 and 1999 follows. Exercise price per share information is based on weighted averages.

	2001		2000		1999	
	Options	Exercise Price Per Share	Options	Exercise Price Per Share	Options	Exercise Price Per Share
Outstanding – beginning, of year	47,891	$ 10.68	31,091	$ 11.13	10,200	$10.08
Granted	18,648	9.85	16,800	9.91	30,491	11.25
Expired	-	-	-	-	9,600	10.38
Outstanding – end of year	66,539	$ 10.45	47,891	$ 10.68	31,091	$11.13

Stock options exercisable and the weighted-average exercise price at December 31, 2001, 2000 and 1999 follows:

	2001	2000	1999
Options	30,646	13,053	6,953
Weighted-average exercise price	$ 10.92	$ 12.94	$ 13.34

The estimated weighted-average fair value of options granted during the years ended December 31 are as follows (per option):

2001	$1.46
1999	$0.81
1998	$1.03

Note 9 – Shareholders' equity and regulatory requirements (Continued)

At December 31, 2001, options outstanding have exercise prices that range from $9.58 per share to $11.25 per share. The weighted-average remaining contractual life of options outstanding at December 31, 2000 was 56 months.

At December 31, 2001, options to purchase 8,000 shares of the Company's common stock were outstanding from a plan originated prior to the 1997 Stock Option Plan. The options are non-transferable and have exercise prices between ten and twelve dollars per share and expire during the years 2002 to 2003. 4,000 options were exercised during the year ended December 31, 2000. No additional shares are available to be granted under this plan. None of the options outstanding under this plan are owned by employees or directors of the Company.

Following is a reconciliation of the income amounts and common stock amounts utilized in computing the Company's earnings per share for each of the following years ended December 31. Share amounts are weighted average amounts.

	2001		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 1,675	1,125,519	$ 1.49
Effect of stock options outstanding	-	68,565	0.09
Diluted EPS			
Income available to common stockholders plus conversions	$ 1,675	1,194,084	$ 1.40

	2000		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 127	931,783	$ 0.14
Effect of stock options outstanding	-	45,254	$ 0.01
Diluted EPS			
Income available to common stockholders plus conversions	$ 127	977,037	$ 0.13

Note 9 – Shareholders' equity and regulatory requirements (Continued)

	1999		
	Income (Numerator)	Shares (Denominator)	Per Share
	(Dollars in thousands, except per share)		
Basic EPS			
Income available to common stockholders	$ 71	877,498	$ 0.08
Effect of stock options outstanding	-	34,997	$ 0.08
Diluted EPS			
Income available to common stockholders plus conversions	$ 71	912,495	$ -

Note 10 – Income taxes

The total income taxes in the statements of income for the years ended December 31, were as follows:

	2001	2000	1999
Current tax	$ 1,237	$ 6	$ 5
Deferred tax (benefit)	(369)	40	7
	$ 868	$ 46	$ 12

The Bank's provision for income taxes differs from the amounts computed by applying the Federal and state income tax statutory rates to income before income taxes. A reconciliation of the differences is as follows:

	2001	2000	1999
Statutory rates	38.0%	38.0%	38.0%
Tax exempt income	-	(5.5)	(17.0)
Nondeductible interest	-	0.7	2.1
Other, including effect of graduated rate brackets	(4.0)	(6.5)	(9.2)
	34.0%	26.7%	13.9%

Note 10 – Income taxes (continued)

The primary components of deferred income taxes at December 31, were as follows:

	2001	2000
	(In thousands)	
Deferred tax assets		
Allowance for loan losses	$ 523	$ 149
Unrealized loss on securities available-for-sale	-	53
Deferred income tax assets	523	202
Deferred tax liabilities		
Depreciation	37	-
Unrealized loss on securities available-for-sale	85	-
Deferred income tax liabilities	122	-
Net deferred income tax assets	$ 401	$ 202

Realization of deferred tax assets is dependent upon sufficient future taxable income during the period that deductible temporary differences are expected to be available to reduce taxable income.

Note 11 – Commitments and contingencies

In the ordinary course of business, the Bank may enter into off-balance sheet financial instruments which are not reflected in the financial statements. These instruments include commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when funds are disbursed or the instruments become payable.

The Bank uses the same credit policies for these off-balance-sheet financial instruments as it does for other instruments that are recorded in the financial statements.

Following is an analysis of significant off-balance sheet financial instruments:

	2001	2000
	(In thousands)	
Commitments to extend credit	$ 28,309	$ 16,564
Standby letters of credit	606	32
	$ 28,915	$ 16,596

Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitment amounts expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. In managing the Bank's credit and market risk exposure, the Bank may participate these commitments with other institutions when funded. The credit risk involved in issuing these financial instruments is essentially the same as that involved in extending loans to customers. The amount of collateral obtained, if deemed necessary by the Bank, upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include real estate and improvements, marketable securities, accounts receivable, inventory, equipment and personal property.

Note 11 – Commitments and contingencies (Continued)

The nature of the business of the Bank is such that it ordinarily results in a certain amount of litigation. In the opinion of management, there are no present matters in which the outcome will have a material adverse effect on the financial statements.

Note 12 – Supplemental consolidated cash flow information

	2001		2000		1999	
	(Dollars in thousands)					
Income taxes paid	$	-	$	85	$	5
Interest paid	$	5,444	$	3,014	$	1,543

Note 13 - Fair value of financial instruments

The estimated fair values of the Bank's financial instruments, for those instruments for which the Bank's management believes estimated fair value does not by nature approximate the instruments' carrying amount, were as follows at December 31, 2001 and 2000 (in millions):

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Loans and loans held for sale, net	$ 173.9	$ 174.1	$ 89.6	$ 88.4
Certificates of deposit	$ 91.8	$ 91.6	$ 44.6	$ 44.5

Estimated fair value information of investment securities is presented in Note 2 of the financial statements.

Note 14 - Other expenses

Other non-interest expenses were as follows:

	December 31,					
	2001		2000		1999	
	(Dollars in thousands)					
Data processing	$	362	$	236	$	167
Legal and accounting		140		87		81
Printing and supplies		360		154		107
Advertising		275		105		64
Telephone		167		95		42
Outside services		338		96		39
Other		980		697		386
	$	2,622	$	1,470	$	886

Note 15 – Comprehensive Income

The components of other comprehensive income and related tax effects for each of the years ended December 31, were as follows (in thousands):

	December 31,		
	2001	2000	1999
Unrealized holding gains (losses) on available-for-sale securities	$ 392	$ 333	$ (669)
Tax effect	(133)	(116)	227
Net of tax amount	$ 259	$ 217	$ (442)

Note 16 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only)

Condensed Balance Sheet
December 31, 2001 and 2000
(dollars in thousands)

	2001	2000
Assets		
Cash	$ 9	$ 76
Investment in subsidiary	14,124	11,127
Other assets	53	24
Deferred tax benefit	14	-
Total assets	$ 14,200	$ 11,227
Liabilities		
Notes payable	$ 1,000	$ -
Shareholders' equity	13,200	11,227
Total liabilities and shareholders' equity	$ 14,200	$ 11,227

Condensed Statement of Income
Years Ended December 31, 2001 and 2000
(dollars in thousands)

	2001	2000
Income, dividends from subsidiary	$ 10	$ -
Expenses		
Salaries	39	41
Other	87	-
Loss before income tax benefits and equity in undistributed earnings of subsidiary	(116)	(41)
Income tax benefits	43	11
Loss before equity in undistributed earnings of subsidiary	(73)	(30)
Equity in undistributed earnings of subsidiary	1,748	157
Net income	$ 1,675	$ 127

Note 16 - Condensed financial information on Georgia-Carolina Bancshares, Inc. (parent company only) (Continued)

Condensed Statement of Cash Flows
Years Ended December 31, 2001 and 2000
(dollars in thousands)

	2001	2000
Cash flows from operating activities		
Net income	$ 1,675	$ 127
Adjustments to reconcile net income to net cash provided by operating activities		
Stock compensation	39	-
Equity in undistributed earnings of subsidiary	(1,748)	(157)
Other assets	(43)	(12)
Total adjustments	(1,752)	(169)
Net cash used in operating activities	(77)	(42)
Cash flows from investing activities		
Cash used in additional investment in subsidiary bank	(1,000)	-
Other	10	-
Net cash used in investing activities	(990)	-
Cash flows from financing activities		
Proceeds from borrowed funds	1,000	-
Proceeds from issuance of common stock, and exercise of stock options	-	40
Net cash provided by financing activities	1,000	40
Net change in cash	(67)	(2)
Cash at beginning of year	76	78
Cash at end of year	$ 9	$ 76



"We are very optimistic about the future. The Augusta area is a great market to serve and we enjoy being on the road to being Augusta's bank of choice."

– Remer Y. Brinson III


First Bank





Georgia-Carolina Bancshares Officers

Samuel A. Fowler, Jr.
Chairman of the Board

George H. Inman
Vice Chairman of the Board

Patrick G. Blanchard
President & CEO

James M. Thomas
Senior Vice President & Chief Financial Officer

First Bank of Georgia Officers

John W. "J." Lee
Chairman of the Board

Patrick G. Blanchard
Vice Chairman of the Board

Remer Y. Brinson III
President & CEO

Thomas M. Bird
Executive Vice President
First Bank Mortgage

James M. Thomas
Senior Vice President &
Chief Financial Officer

J, Harold Ward, Jr.
Senior Vice President &
Chief Operations Officer

Hugh E. Hollar
Senior Vice President
Construction Lending Department

David Holloway
Senior Vice President
Wholesale Mortgage Department

Frank Lee
Senior Vice President
First Bank Mortgage-Augusta

Donald H. Skinner
Senior Vice President &
Office Manager West Town Office

Sandra S. Davis-Attaway
Vice President & Office Manager
Daniel Village Office, Augusta, GA

James W. Brantley
Vice President & Office Manager
Fury's Ferry Office
Martinez, GA

Lynn Holley
Vice President
First Bank Mortgage-Operations
Augusta, GA

Cedric J. Johnson
Vice President & Office Manager
Medical Center Office
Augusta, GA

George Lokey
Vice President & City Executive
McDuffie County, Thomson, GA

David Mordecai
Vice President
First Bank Mortgage
Jacksonville, FL

Cindy Osborne
Vice President & Business Banker
Medical Center Office

David Stelbrink
Vice President
First Bank Mortgage
Jacksonville, FL

Joyce Frankenfield
Assistant Vice President

Lynn McDonald
Assistant Vice President
First Bank Mortgage-Augusta, GA

Michelle Piper
Assistant Vice President &
Assistant Office Manager
Fury's Ferry Office
Martinez, GA

Marie Sutton
Assistant Vice President

Renee Wright
Assistant Vice President
& Office Manager
Hill Street Office
Thomson, GA

Tina Bland
Banking Officer &
Assistant Office Manager
Medical Center Office

Laura O. Morgan
Banking Officer &
Assistant Office Manager
Daniel Village Office

Michelle G. Starnes
Banking Officer &
Assistant Office Manager
West Town Office

Lynn M. Lambert
Administrative Officer

Georgia-Carolina Bancshares, Inc. & First Bank of Georgia Leadership



Left to right: John W. "J." Lee, Chairman of the Board, First Bank of Georgia; Remer Y. Brinson III, President & Chief Executive Officer, First Bank of Georgia; Samuel A. Fowler, Jr., Chairman of the Board, Georgia-Carolina Bancshares, Inc.; and Patrick G. Blanchard, President & Chief Executive Officer, Georgia-Carolina Bancshares, Inc.

"We at First Bank are proud to be on our way of becoming metro Augusta's bank of choice. Our experienced bankers know our marketplace and provide outstanding customer service. Our Board, Officers and Staff also provide leadership to other community based organizations. This gives us, a community bank, a valid understanding of our market."

– John W. "J." Lee

"Our entrepreneurial approach to business prompts us to look at every opportunity. We consider this to serve as a basis of our progress and success." ***– Samuel A. Fowler, Jr.***

Directors and Executive Officers

Name	Occupation
Patrick G. Blanchard	President and Chief Executive Officer, Georgia-Carolina Bancshares, Inc.
Remer Y. Brinson, III	President and Chief Executive Officer, First Bank of Georgia
Larry DeMeyers	President and Chief Operating Officer (retired), Bankers First Corporation and its successor, SouthTrust Bank
Phillip G. Farr	Principal, Phillip G. Farr, C.P.A., P.C.
Samuel A. Fowler, Jr.	Attorney, Fowler & Wills, Attorneys at Law
Arthur J. Gay, Jr.	President and Chief Executive Officer, T and T Associates, Inc. (land development and consulting)
Joseph D. Greene	Professor, Augusta State University
J. Randal Hall	Attorney, Hunter, MacLean, Exley & Dunn, P.C.
Hugh L. Hamilton, Jr.	President and Chief Executive Officer, Environmental Management & Design
William G. Hatcher	Chief Executive Officer, MAU, Inc. (personnel services)
George O. Hughes	Chairman, George O. Hughes Furniture Co., Inc.
George H. Inman	Chairman (retired), Club Car, Inc. (manufacturing)
David W. Joesbury, Sr.	President, Joesbury Insurance Agency, Inc.
John W. Lee	President and Chief Operating Officer (retired), GIW Industries, Inc. (manufacturing)
James L. Lemley, M.D.	Physician
A. Montague Miller	Attorney at Law, Chairman (retired), Club Car, Inc.
Julian W. Osbon	Chairman and Chief Executive Officer, Charter Management Company (consulting and management)
James M. Thomas	Senior Vice President and Chief Financial Officer
J. Harold Ward, Jr.	Senior Vice President and Chief Operations Officer, First Bank of Georgia
Robert N. Wilson, Jr.	Principal, Wilson Finance Corp. and Wilson Ventures, Inc. (real estate and insurance sales)
Bennye M. Young	Homemaker

First Bank-Augusta Advisory Board of Directors

Cary H. Rivers, Chairman

Lt. General (Ret.) Douglas D. Buchholz

Dr. Karen Foushee

Don A. Grantham

Will McKnight

Joseph J. Rogers

Stephen H. Steinberg

Dr. W. J. "Jimmy" Walker

Sheriff (Ret.) Charles Webster

First Bank-Columbia County Advisory Board of Directors

Walter P. "Nick" Carter

B. William Cleveland

George M. Duehring

Jake Ivey

T.R. Reddy

Dr. Benjamin L. Rucker

Jimmy Whitehead, Sr.

First Bank of Georgia Senior Officers



Seated left to right: Remer Y. Brinson III, President & CEO; Patrick G. Blanchard, Vice Chairman of the Board; Thomas M. Bird, Executive Vice President.

Standing left to right: J, Harold Ward, Jr., Senior Vice President & Chief Operations Officer, and James M. Thomas, Senior Vice President & Chief Financial Officer.

First Bank Mortgage Senior Executives



Seated left to right: Lynn McDonald, Assistant Vice President, Augusta and Lynn Holley, Vice President-Operations, Augusta.

Standing left to right: David M. Holloway, Senior Vice President-Wholesale Division; David Stelbrink, Vice President & Co-Manager, Jacksonville; Frank Lee, Senior Vice President & Office Manager, Augusta; Thomas M. Bird, Executive Vice President; David Mordecai, Vice President & Co-Manager, Jacksonville; Hugh E. Hollar, Senior Vice President-Construction Lending.

Board of Directors



Seated left to right: Larry DeMeyers, John W. "J." Lee, J. Randal Hall and Julian W. Osbon.
Standing left to right: Arthur J. "Sonny" Gay, Jr., Hugh L. Hamilton, Jr., William G. Hatcher, Sr., Robert N. Wilson, Jr., Patrick G Blanchard and Remer Y. Brinson III.



Seated left to right: A. Montague Miller, George H. Inman, George O. Hughes.
Standing left to right: Phillip G. Farr, David W. Joesbury, Sr., Joseph D. Greene, Dr. James L. Lemley, Bennye M. Young and Samuel A. Fowler, Jr.

Mission Statement

It is the mission of Georgia-Carolina Bancshares, Inc. to remain an independent financial institution which provides superior quality banking services to the Georgia-Carolina area, and to provide for a long-term, superior return to shareholders while expanding our facilities and products in the communities we serve.

Other Corporate Information

Corporate Offices:
2805 Wrightsboro Road
Augusta, Georgia 30909
Telephone: (706) 736-2100

Subsidiary:
First Bank of Georgia
Member FDIC

Annual Meeting:
The Company's Annual Meeting of Shareholders will be held Wednesday, May 15, 2002 at 2:00 p.m. at the Sheraton Augusta Hotel, 2651 Perimeter Parkway, Augusta, Georgia.

Form 10-KSB:
A copy of the Company's 2001 Annual Report on Form 10-KSB, filed with the Securities and Exchange Commission, is available free of charge upon written request to Mr. James M. Thomas, Senior Vice President and Chief Financial Officer, Georgia-Carolina Bancshares, Inc.

Legal:

Special Legal Counsel:
Smith, Gambrell, & Russell, L.L.P.
Suite 3100, Promenade II
1230 Peachtree St. N.E.
Atlanta, GA 30309-3592

General Counsel:
Fowler & Wills
318 Jackson Street
Thomson, GA 30824

General Counsel:
Hunter, MacLean, Exley & Dunn, P.C.
1202 First Union Bank Bldg.
699 Broad Street
Augusta, GA 30901

Independent Accountants:
Cherry, Bekaert & Holland, L.L.P.
Post Office Box 2247
Augusta, GA 30903

Our Commitment to Service...





"We are so proud of our results to date; your bank's performance speaks for itself. Please note that the key is not the performance itself, but the reason for the performance. Great bankers, community leadership, good office locations, opportunistic expansion and executing the banking basics. These are the reasons why First Bank's performance is where it is today."

– Patrick G. Blanchard



...In Metro Augusta



Locations

First Bank of Georgia Locations



Martinez
AUGUSTA
28
WALTON WAY
20
Thomson
WRIGHTSBORO ROAD
4
GORDON HWY.
78
278
520
1
GORDON HWY.



Augusta
Jacksonville

First Bank Mortgage Locations

GEORGIA ☆ CAROLINA
Bancshares, Inc.

ANNUAL REPORT 2001

First Bank Locations

Daniel Village Office
2805 Wrightsboro Road
Augusta, GA 30909
(706) 736-2100

Medical Center Office
1580 Walton Way
Augusta, GA 30904
(706) 312-6500

West Town Office
3820 Washington Road
Martinez, GA 30907
(706) 228-2400

Fury's Ferry Office
375 Fury's Ferry Road
Martinez, GA 30824
(706) 651-9595

Hill Street Office
110 East Hill Street
Thomson, GA 30824
(706) 595-1600

24-Hour Banking
(706) 737-2265

First Bank Mortgage Locations

Jacksonville
9250 Baymeadows Road
Suite 460
Jacksonville, FL 32256
(904) 733-0010

Augusta
2743 Perimeter Parkway
Building 100, Suite 100
Augusta, GA 30909
(706) 821-6000

Member FDIC